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18007936

Securities and Exchange

JUN 27 2018

RECEIVED

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50270

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/17 AND ENDING 04/30/18
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FERGHANA SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 LEXINGTON AVENUE
(No. and Street)

NEW YORK	NY	10170
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM J. KRIDEL, JR. 212-986-7900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TARLOW & CO, CPA, P.C. D/B/A TARLOW & CO., C.P.A.'S
(Name – *if individual, state last, first, middle name*)

7 PENN PLAZA, SUITE 210	NEW YORK	NY	10001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM J. KIRDEL, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FERGHANA SECURITIES, INC., as of APRIL 30, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS NOTED

CARMEN HESLOP
Notary Public - State of New York
NO. 01HE6191607
Qualified in Kings County
My Commission Expires 8/16/20

William J Kirdel Jr
Signature

PRESIDENT
Title

Carmen Heslop
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FERGHANA SECURITIES, INC.

TABLE OF CONTENTS

TARLOW&CO

CPAs | ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Ferghana Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ferghana Securities, Inc. as of April 30, 2018, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements) that are filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of Ferghana Securities, Inc. as of April 30, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Ferghana Securities, Inc.'s management. Our responsibility is to express an opinion on Ferghana Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Ferghana Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I, Computation of Net Capital and Aggregate Indebtedness Pursuant to SEC Rule 15c3-1 and Schedule II, Computation for Determination of Reserve Requirements under SEC Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of Ferghana Securities, Inc.'s financial statements. The supplemental information is the responsibility of Ferghana Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital and Aggregate Indebtedness Pursuant to SEC Rule 15c3-1 and Schedule II, Computation for Determination of Reserve Requirements under SEC Rule 15c3-3 (exemption) are fairly stated, in all material respects, in relation to the financial statements as a whole.

Tarlow & Co., CPA's

We have served as Ferghana Securities, Inc.'s auditor since 2017.

New York, NY

June 28, 2018

FERGHANA SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

APRIL 30, 2018

ASSETS

Cash and cash equivalents	219,763	
Due from Parent	368,951	
Accounts receivable	274,650	
Prepaid Expenses	1,288	
TOTAL ASSETS		$864,652

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Accounts payable	380	
Accrued expenses	15,780	
TOTAL LIABILITIES		$ 16,160
STOCKHOLDER'S EQUITY:		
Common stock $1 par value; authorized 1,000 shares; 1 share issued and outstanding	1	
Additional paid in capital	13,950	
Retained earnings	834,541	
TOTAL STOCKHOLDER'S EQUITY		848,492
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$864,652

See Independent Registered Public Accounting Firm's Report
And Accompanying Notes to Financial Statements

1. ORGANIZATION:

Ferghana Securities, Inc. (the "Company"), a wholly owned subsidiary of Ferghana Partners Inc., was formed in Delaware on April 22, 1997. The Company is a Broker Dealer registered with Financial Industry Regulatory Authority (FINRA), the Securities Investor Protection Corporation (SIPC) and the Securities Exchange Commission (SEC).

The Company provides investment banking services to the global Healthcare and Chemicals Sectors for Equity Financing Transactions. Revenues are recorded on the accrual basis when earned.

2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION:

The Company follows accounting standards established by the Financial Accounting Standards Board (the FASB) to ensure consistent reporting of financial condition results of operations and cash flows. References to accounting principles generally accepted in the United States of America (GAAP) in these notes are to the FASB Accounting Standards Codification sometimes referred to as the "Codification" or "ASC"

CASH AND CASH EQUIVALENTS:

The Company has defined cash and cash equivalents as highly liquid investments with maturities of less than 90 days that are not held for sale in the ordinary course of business.

USE OF ESTIMATES:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

INCOME TAXES:

The Company and its parent, Ferghana Partners Inc. file consolidated Federal, State and City income tax returns. The Company calculates federal, state and local income taxes as if the companies filed on a separate return basis and the amounts of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current taxes payable or refundable is recognized as of the date of the financial statements utilizing current enacted tax laws and rates.

The Company's income tax returns for the current year and the last three years are subject to examination by the Internal Revenue Service and the State of New York. Management believes it is no longer subject to income tax examinations for the years prior to April 30, 2014

SUSEQUENT EVENTS:

The Company has evaluated subsequent events through June 28, 2018, the dates these financials were available to be issued.

NEW ACCOUNTING AND AUTHORIATIVE GUIDANCE:

In May 2014, the FASB issued ASU 2014-09: Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"). ASU 2014-09 outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers that supersedes the most current revenue recognition guidance. This guidance requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Additionally, this guidance expands related disclosure requirements.

In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, to allow entities time to implement systems, gather data and resolve implementation questions. The new guidance, under ASU No. 2014-09, is effective for non-public entities with annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019. In December 2016, the FASB issued ASU 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers. The amendments in this update are for technical corrections and improvements to Topic 606 and other topics amended by ASU 2014-09. The Company is currently evaluating the impact this guidance will have on its operations and financial position, as well as, the expected adoption method.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), the core principle of which is that a lessee should recognize in the statement of financial position a right-of-use asset representing its right to use the underlying asset for the lease term and recognize a liability to make lease payments. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. If a lessee makes this election, it should recognize lease expense for such leases generally on a straight-line basis over the lease term. The new guidance, under ASU No. 2016-02, is effective for non-public entities with annual reporting periods beginning after December 15, 2019, and interim reporting periods within annual reporting periods beginning after December 15, 2020. The Company is currently analyzing the effect that ASU No. 2016-02 will have on its future financial position and results of operation.

3. ACCOUNTS RECEIVABLE:

Accounts receivable represents amounts receivable by the Company from various clients for investment banking services. On a periodic basis, management evaluates its receivables and determines whether to provide an allowance or if any accounts should be written off based on a past history of write-offs, collections, and current credit conditions.

4. ACCOUNTS PAYABLE AND ACCRUED EXPENSES:

Accounts payable and accrued expenses include amounts related to general and administrative expenses from operations.

5. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

6. RELATED PARTY TRANSACTIONS

The Company is allocated costs from its parent for salaries, share of office space, bookkeeping and general overhead. The total cost was $1,152,000. The Company has a receivable from its parent of $368,951 as of April 30, 2018. The amount will be repaid as cash flow allows.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities & Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At April 30, 2018 the Company had net capital and aggregate indebtedness of $203,603 and $16,160 respectively. The net capital ratio was 7.94 to 1 or .0794% compared to a maximum allowable percentage of 1500%. Net capital exceeded requirements by $198,603.

8. CONCENTRATION OF CREDIT RISK

The Company maintains its cash in bank deposit accounts which, at times, my exceed federally insured limits. Accounts in the United States are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At April 30, 2018, the Company's account did not exceed FDIC insured limits.

At April 30, 2018 and for the year ended three clients accounted for 76% of the Company's accounts receivable and four clients accounted for 75% of the Company's revenue.

9. ANNUAL REPORT

Pursuant to the Securities & Exchange Commission Rule 17a-5, the Statement of Financial Condition is available for examination at the Company's principal place of business, 420 Lexington Avenue, New York, N.Y. 10170 and at the regional office of the Securities & Exchange Commission located at 3 World Financial Center, Room 4300, New York, NY 10281.